May 16, 2006


Via Facsimile (212) 848-7179

Linda E. Rappaport, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

RE:	CBS Corporation
      Schedule TO-T filed May 3, 2006
	File No. 005-38637

Dear Ms. Rappaport:

      We have the following comments on the above-referenced filing:

Offer to Exchange Outstanding Options
Summary Term Sheet, page 1

1. Please revise your characterization of the information in the summary as "not complete." The summary term sheet must describe the most material terms of the proposed transaction. The summary term sheet must provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. Please see Item 1 of Schedule TO and Item 1000 of Regulation M-A. Such summary may not be characterized as incomplete.

Q6. How many restricted shares or RSUs will I receive in exchange for eligible options that I tender? Page 2

2. Please explain the 25% reduction in your equation to be used for holders determining the number of restricted shares or RSUs they will receive upon tender of the eligible options. We note your disclosure on page 3. Please make corresponding changes at page 14.

Q9 Why is CBS offering me restricted shares or RSUs whose value is only 75% of the value it attributed to my eligible options?
Page 3

3. Please explain how restricted shares and RSUs will continue to have some value, even if the trading price of the CBS Class B
Common Stock declines, using percentage values and examples as appropriate.

Q11. Why will the restricted shares or RSUs I receive in the Voluntary Exchange Offer be subject to vesting if the eligible options I tender are already fully vested? Page 4

4. Please provide the basis for the conclusion by the CBS Board of Directors and its Compensation Committee that the objective of providing an incentive to eligible employees to remain employed with CBS and its subsidiaries is best served by making all restricted shares or RSUs awarded in the Voluntary Exchange Offer subject to a vesting requirement, even if the eligible options tendered are already fully vested.

Q25. When will the Voluntary Exchange Offer expire? Can it be extended, and if so, how will I be notified if it is extended?
Page 8

5. Explain the "operation of law" that will convert incentive stock options for tax purposes to non-qualified stock options and the economic effect of such conversion for the holders of these options. We note your disclosure on page 30 and believe that you should provide more detailed disclosure there.

Conditions of the Offer, page 9

6. Three offer conditions include the trigger of changes in your prospects, which is vague. Please revise to specify or generally describe the prospects to which you refer so that security holders will have the ability to objectively determine whether the condition has been triggered.

7. Please specify "any significant decrease or increase in the market price of the shares of CBS Class B Common Stock."

8. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph in this section, the phrase "regardless of the circumstances giving rise to [the assertion of the condition]" implies that you may assert an offer condition even when the condition is "triggered" be your own action or inaction. Please revise in accordance with our position.

9. We note your statement on page 22, regarding the condition, that "[a]ny determination that CBS makes concerning the events described in this Section 6 will be final and binding upon all interested persons, including you." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all persons. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

Extension of Voluntary Exchange Offer; Termination; Amendment,
Page 42

10. We note your statement that you incorporate by reference "any additional documents that [you] may file with the SEC . . . .
between the date of this Offer to Exchange and the expiration of the Voluntary Exchange Offer." Schedule TO does not permit "forward" incorporation. Accordingly, please amend your disclosure to state that you will amend the Schedule TO to specifically reference the periodic reports you wish to incorporate, as they are filed.

Forward-Looking Statements, page 44

11. Your statement that you disclaim "any . . . obligation to update any forward-looking statement to reflect subsequent events or circumstances" appears to be inconsistent with Rule 13e-4(3).
Please revise accordingly.

Letter of Transmittal

12. We note your representation on page 4 that the shareholder has read and understands all of the terms of the tender offer. It is not appropriate to require security holders to attest to the fact that they "read" and "understand" the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language.

Closing Comment

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


							Very truly yours,


							Celeste M. Murphy
							Special Counsel
							Office of Mergers & Acquisitions